Filed by Teleglobe International Holdings Ltd

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: ITXC Corp.

Commission File No. 000-26739

General Q&A

When did ITXC and Teleglobe Announce the Definitive Merger Agreement for the Acquisition of ITXC by Teleglobe?

On November 4, 2003, Teleglobe International Holdings Ltd, and ITXC Corp. of Princeton, New Jersey announced that they had signed a definitive merger agreement for the acquisition of ITXC by Teleglobe. The transaction is expected to close by the end of March 2004. As a result, a new public company of the Teleglobe group (“New Teleglobe”) will be created, which will be one of the largest and, we believe, most technically advanced providers of wholesale international voice services in the world. Once the transaction is closed, which is subject to an ITXC shareholder vote and other closing conditions, holders of ITXC’s common stock will receive common shares of a newly formed parent company of the Teleglobe group of companies which will represent approximately 28 percent of the outstanding shares of the combined company. The combined company will also assume all outstanding ITXC options and warrants.

Who is Teleglobe?

Teleglobe has been a major player in international telecom for well over 50 years; it was originally formed to handle all of Canada’s international traffic. It is one of the world’s leading wholesale providers of international telecommunications services, including voice, data, Internet and mobile roaming. Its network reaches more than 240 countries and territories with advanced voice and data services and currently carries approximately 7.4 billion international minutes of voice traffic a year.

Following a series of approvals from the Canadian and U.S. bankruptcy courts, the purchase of the core voice, data and Internet and mobile roaming businesses of Teleglobe Inc. by Teleglobe International Holdings Ltd and its subsidiaries for $125 million was completed on May 30, 2003. Teleglobe International Holdings Ltd continued much of the wholesale operation and certain other businesses of its predecessor but did not purchase the money-losing retail operations the old Teleglobe had initiated, and was able to reject portions of those businesses through the reorganization process.

When is the merger expected to be completed?

The agreement signed on November 4 is only the first of a series of steps we need to take before we can create a combined company. ITXC shareholders will vote on the proposed agreement. There are a series of other closing requirements that both companies are required to fulfill including the listing of the combined company on a United States national exchange (expected to be NASDAQ) and the satisfaction of certain financial tests. If a majority of the ITXC shareholders vote to approve the merger, the companies expect the actual merger to be completed around the end of March 2004.

How will the transaction be carried out?

Holders of ITXC’s common stock will receive common shares of New Teleglobe, representing approximately 28 percent of New Teleglobe’s outstanding shares. New Teleglobe will also assume all ITXC options and warrants. The exact number of common shares to be issued will depend on the number of shares of common stock of each company outstanding immediately prior to closing the merger. The proposed merger is intended to qualify as tax free to the shareholders of ITXC and Teleglobe.

What will the combined company be called?

The combined company will continue to operate under the Teleglobe name.

Will the combined company be public?

Yes. The intention is to list the combined company on NASDAQ or another U.S. national securities exchange.

What stock symbol will the combined company trade under?

We don’t know yet.

How will this merger affect current ITXC shareholders?

Holders of ITXC’s common stock will receive common shares of New Teleglobe, representing approximately 28 percent of the outstanding shares of New Teleglobe. Under the terms of the agreement, each share of ITXC common stock will be exchanged for New Teleglobe common shares. The total number of New Teleglobe common shares to be issued will depend on the number of shares of each company’s common stock outstanding immediately prior to closing the merger. All existing ITXC options and warrants will be assumed by the combined company. The proposed merger is intended to qualify as tax free to the shareholders of ITXC.

Will the combined company or Teleglobe have an IPO?

No. There will be no Initial Public Offering (“IPO”), in which new shares are offered to the public for the first time. Rather, shares of New Teleglobe will be registered with the Securities and Exchange Commission prior to the merger, and ITXC shares will convert to New Teleglobe shares on the date of closing. Subject to SEC rules that apply to officers, directors and other affiliates of Teleglobe and ITXC, the common shares of New Teleglobe issued in the merger will be freely tradable. Typically, in an IPO a company or its shareholders sell newly issued shares to the public through underwriters for cash and the proceeds go to the company or the selling shareholders. In this case, neither the company nor its current shareholders will be selling any additional shares on the date of the closing, and any stock which will be trading will be the New Teleglobe shares which result from the conversion of the ITXC stock. In the future the current shareholders of Teleglobe may elect to sell some of their shares of New Teleglobe, subject to applicable SEC rules.

Where will the combined company be located?

The combined company’s main operations will continue to be located in Montréal (Québec). Its voice business will be managed from ITXC’s current headquarters in Princeton, New Jersey and will also have operations in Reston, Virginia, Bermuda and Montréal.

Why have Teleglobe and ITXC decided to merge?

Our goal is to be the leading wholesale provider of enhanced international connectivity services for voice, data, Internet and mobile telecommunications service providers. We believe that the merger will help us achieve this goal by combining the strengths of Teleglobe’s extensive network infrastructure and bilateral relationships and ITXC’s leading edge VoIP technology under the leadership of an experienced management team. We believe that the merger will enable the merged company to bring its carrier customers a broad range of services designed for the wholesale market while improving operational efficiency using ITXC’s advanced tools and that the merger will put us in a better position to take advantage of the opportunities afforded by the wider adoption of VoIP technology and to develop value added services.

Why does this merger make strategic sense for ITXC and Teleglobe?

The combined company will be one of the top three international voice carriers, based on published statistics. It will combine Teleglobe’s established position and customer relationships in developed world market segments with ITXC’s strength in higher growth developing market segments. The merger also provides the opportunity to realize a significant reduction in the cost base of the combined company. In part, reductions are expected to be achieved by the application of ITXC’s automated technology to Teleglobe’s older back-office processes.

Will this merger incorporate ITXC VoIP capabilities?

Yes. In fact the new company will continue to utilize ITXC’s VoIP capabilities as well as the patented technology that underlies them and will work to enhance Teleglobe’s existing VoIP capabilities through the integration process. The demand for VoIP transport between carriers, for the enterprise, and for broadband VoIP retailers has grown rapidly in recent years.

What remains to be done before the merger is completed?

While the merger agreement has been unanimously approved by the Boards of Directors of ITXC and Teleglobe, the transaction is subject to the approval of ITXC’s shareholders. ITXC shareholders will receive a proxy statement spelling out the terms of the merger and the basis for the 28 percent shareholding they will have in New Teleglobe. The proxy statement requires SEC clearance and we hope to mail it to ITXC shareholders in the first quarter of 2004.

Prior to completing the merger the following needs to take place: receipt of shareholder approval, the meeting of certain financial tests by ITXC and Teleglobe, registration with the SEC of the combined company’s shares to be issued in the merger, the approval for trading of New Teleglobe’s shares on NASDAQ or another U.S. national securities exchange, receipt of any required governmental or other regulatory approvals, including the expiration of any applicable Hart-Scott-Rodino waiting period and other customary closing conditions.

We do not anticipate completing the merger before the end of March 2004. As a restructured company, Teleglobe had had to re-audit its financial performance for 2001-2002. To submit a public filing, the company needs to produce historical financials, a time-consuming process the company has been working on for some time.

Who will lead the combined company?

Following the completion of the merger, Liam Strong, will lead New Teleglobe as President and CEO. ITXC’s founder and current Chairman and CEO Tom Evslin will become the combined company’s Chairman of the Board.

Is this a change of plan for Tom Evslin? Didn’t he announce his retirement?

No. Last March, ITXC announced that Tom intended to retire as CEO and become non-executive Chairman of ITXC once a new CEO was hired. Tom will be the non-executive Chairman of the new company and Liam Strong will be the CEO. Liam Strong is familiar with ITXC as a result of his prior service as an ITXC Board member.

Who will be the board members of the combined company?

We have established that, as Chairman of New Teleglobe, Tom Evslin will lead the Board. Liam Strong will be a member of the Board. Other members will be recruited and appointed over the course of the next few months.

What is the role of Cerberus in this deal?

As you may already know, Cerberus owns a majority of Teleglobe. We currently expect New Teleglobe to raise up to USD$150 million in a private placement of debt securities, which are expected to be used for incremental acquisitions and to fund the repurchase of the Series A Preferred Shares of Teleglobe primarily held in investment funds and accounts managed by affiliates of Cerberus. Cerberus will nonetheless remain the majority shareholder of the combined company.

Who is Cerberus?

Cerberus Capital Management LP is an investment management company for investment funds and accounts that are the majority shareholders of Teleglobe International Holdings Ltd.

What will be the impact on ITXC between now and closure of the merger?

Both companies will continue to be managed and operated separately. ITXC will continue its standalone business operations and service to customers with full focus and energy. Resources to prepare for the post-merger integration will be small, tightly focused and carefully contained so that ITXC business can effectively run its business.

Will the merger result in a major reorganization or restructuring?

There is an integration team in place that is planning the integration of all aspects of the combined businesses. We have identified potential revenue and margin benefits as well as substantial potential cost savings. No reorganization or restructuring will take place, however, unless and until the merger is consummated, after all the conditions of closing, including antitrust clearance and shareholder approval, are satisfied.

How many employees will be affected in each company?

Teleglobe has 650 employees with concentrations in Montréal and Reston and ITXC has 234 employees, most of whom are based in Princeton, New Jersey. Teleglobe has a presence in 25 countries and ITXC in 14. It is premature to say how most individual employees will be affected.

Will there be a reduction in headcount as a result of this merger?

There is an integration team in place that is planning all aspects of the combined businesses. We will be looking at all resource issues, including those of employees. Where there are redundancies in job positions after the merger, the company will either reallocate employees to other open positions in the combined company or provide severance packages. Until the merger is closed, however, the companies will each operate independently in the ordinary course and make individual headcount decisions.

What is ITXC’s financial picture?

ITXC reported revenues of USD$74.6 million for the third quarter of 2003. ITXC’s net loss for the same period was $9.9 million. ITXC ended the quarter with $56.3 million of cash, cash equivalents and marketable securities and $1.0 million of long-term debt, related to capital leases.

What is Teleglobe’s financial picture?

Since the consummation of the acquisition of Teleglobe, Inc.’s core voice, data and Internet and mobile roaming business on May 30, 2003, Teleglobe has been profitable before one-time non-cash stock compensation charges and has had positive net cash flows.

What will happen between the announcement and the closing date of this merger?

Both companies will conduct their respective businesses independently consistent with past practice. There is an integration team in place that is planning the integration of all aspects of the combined businesses. Where there are redundancies in job positions after the merger, the company will either reallocate employees to other open positions in the company or provide severance packages. Until the merger is closed, however, the companies will each operate independently in the ordinary course and make individual headcount decisions.

What is the anticipated timeline of the merger?

Our present estimates are as follows:

-late December 2003/early January 2004 - Prepare Proxy/Registration Statements and File with SEC

-late December 2003/early January 2004 - H-S-R Antitrust Filing with FTC and DOJ

-January/February 2004 - SEC Review and Issue Proxy to Shareholders

-February/March 2004 - ITXC Shareholder Ballot

-March 2004 - Closing

There is no assurance that the transaction will follow this timeline.

Is the merger irrevocable?

The merger will only go forward if ITXC shareholders approve it and if the two companies are able to meet certain closing conditions including: approval of registration statements and other filings by the SEC, meeting of certain financial tests by ITXC and Teleglobe, the registration of New Teleglobe common shares to be issued in the merger, the approval for listing of New Teleglobe common shares on NASDAQ or another U.S. national securities exchange, receipt of any required governmental or other regulatory approvals, including the expiration of any applicable Hart-Scott-Rodino waiting period and other customary closing conditions.

In light of the above approval process, it is considered that the merger is unlikely to be completed before the end of March 2004. Prior to the meeting to vote on the merger, ITXC shareholders will receive a proxy statement containing detailed information on Teleglobe and the combined company, the background of the merger and the material terms of the merger agreement.

What are the preliminary financials of the combined company?

ITXC and Teleglobe had revenues on a combined basis for the quarter ended September 30, 2003 of approximately US$286.8 million, based on unaudited numbers. Before taking into account any anticipated cost savings, the combined company had positive cash provided by operating activities for the same period and had approximately US $88.8 million in cash and cash equivalents. Since the consummation of the acquisition of Teleglobe, Inc.’s core voice, data and Internet and mobile roaming business on May 30, 2003, Teleglobe has had positive net cash flows. The combined company expects to have positive net cash flows by the end of 2004. More complete financial information will be provided in the filings the companies make with the SEC.

If the combined company will be one of the top three international voice carriers, who are the other two?

According to a recent industry study, the top three carriers based on annual international minutes of use in billions include:

MCI – 18.7

AT&T – 12.8*

Teleglobe/ITXC – 10.2

*  AT&T figures only account for traffic from home market.

For additional information, please contact ir@itxc.com. Press and industry analysts can contact pr@itxc.com.

Additional information regarding the merger and where to find it

ITXC and Teleglobe plan to file a Proxy Statement/Prospectus with the Securities and Exchange Commission in connection with the merger. In addition, ITXC and Teleglobe will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/Prospectus. These documents will be made available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 1-800-SEC-0330. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC’s filings with the SEC also are available to the public from Commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. or by contacting ITXC investor relations at 609 750 3333 or ir@itxc.com

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Proxy Statement/Prospectus.

Forward-looking statements

ITXC and Teleglobe have included in this news release forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements of anticipated or expected results for the current quarter and any future periods.

Actual results could differ materially from those projected in the companies’ forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, risks inherent in the execution of a merger, including but not limited to, transaction costs, the subsequent integration effort and retention of key employees, customers and suppliers through the merger process; the inability to capture anticipated synergies; the risk of disapproval or delay by governmental entities of the proposed transaction; the risks of delay in consummation of the transaction; the ability of Cerberus to exert control over the combined company; the existence of undisclosed or unanticipated contingent liabilities; the risk that Teleglobe is not currently a publicly traded company; the risk that material adverse changes to either entity may prevent the transaction from closing or render it less desirable than anticipated; the risk that Teleglobe may not be able to effectively execute its business plan; the volatile and competitive environment for Internet telephony and telecommunications; changes in domestic and foreign economic, market, and regulatory conditions; the inherent uncertainty of financial estimates and projections; uncertainty inherent in litigation; unanticipated technological difficulties; the risk that Teleglobe may not be able to access sufficient capital; the creditworthiness of and relationship with our customers; Teleglobe’s anticipated debt level and the inherent lack of flexibility resulting therefrom; future transactions; risks inherent in being subject to significant regulation; the possibility that the merger may not close; and other considerations described as “Risk Factors” in Exhibit 99 to ITXC’s Annual Report on Form 10-K for the year ended December 31, 2002 and in other filings by ITXC with the SEC.

Participants in the solicitation

ITXC and its directors, executive officers and other members of their management and employees may be soliciting proxies from its shareholders in favor of the merger. Information about the directors and the executive officers of ITXC and their ownership of ITXC common stock is set forth in ITXC’s Form 10-K for the fiscal year ended December 31, 2002.